NOVEA INC.

11 Cypress Point	Amarillo, Texas 79124

December 20, 2017

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novea Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 5

Filed December 20, 2017

File No. 024-10577 Novea Inc.

Summary of Amendment Removing Broker/Dealer NMS Capital Advisers, LLC

Dear Jan Woo:

On behalf of Novea, Inc. (the “Company”), we file this Correspondence to summarize the Company’s Amendment No. 5 to our Offering Statement on Form 1-A. This Amendment proceeds with our SEC previously reviewed increase in share offering price but removes the broker/dealer. This Amendment enables the Company to take advantage of significant, time-sensitive business opportunities and save the fees and time associated with proceeding with a broker/dealer.

The Amendment removes all references to and monetary effects of employing a broker/dealer. The Company will obtain the investment on its own efforts, saving the Company broker fees and critical time.

We ask you to proceed as you have so expeditiously.

Thank you for your kind direction. Fulfilling the Law’s directions and the need of the public’s need for disclosure is, like yours, our desire.

Sincerely,

/s/ Howard Nunn

Howard Nunn

Chief Executive Officer

Signed Electronically and At Amarillo, Texas

November 5, 2017

Novea Inc. Howard Nunn Page 1 of 1